UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934


CIRRUS LOGIC, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

172755100
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
 Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 1998
(Date of Event which Requires Filing of this Statement)


The purpose of this filing is to correct the name of "Schedule 13D, Amendment No. 1" which was filed on
February 13, 1998 to "Schedule 13D, Amendment No. 2"

The correct Schedule 13D, Amendment No. 1 was filed on October 2, 1997.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alfred Teo, Individually
Dated:  February 13, 1998

/s/ Annie Teo, Individually
Dated:  February 13, 1998

/s/ Annie Teo, Trustee of the M.A.A.A. Trust
Dated:  February 13, 1998

/s/ Teren Seto Handelman, Trustee of the M.A.A.A. Trust
Dated:  February 13, 1998

/s/ Alfred Teo, Trustee of the Alpha Industries, Inc.
Retirement Plan
Dated:  February 13, 1998

/s/ Alfred Teo, Chairman of the Board of Directors of
Alpha Technologies, Inc.
Dated:  February 13, 1998

/s/ Alfred Teo, Chairman of the Board of Directors and
President of Lambda Financial Service Corp.
Dated:  February 13, 1998